Exhibit 4.01

STRATUS MEDIA GROUP, INC.

CERTIFICATE OF DESIGNATIONS
OF THE
SERIES C 10% CONVERTIBLE PREFERRED SHARES

Pursuant to Section 78.195 of the
General Corporation Law of the State of Nevada

Stratus Media Group, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), hereby certifies that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent effective April 20, 2010:

RESOLVED, that, Article III of the Articles of Incorporation, as amended, creates and authorizes up to 5,000,000 shares of Preferred Shares (the “Preferred Shares”). As of the date hereof, there are 5,000,000 shares of Preferred Shares, which have the status of authorized but unissued shares that are available for issuance; and

RESOLVED FURTHER, that the Board of Directors of the Corporation hereby establishes a series of Series C 10% Convertible Preferred Shares to consist of 1,000,000 shares, and hereby fixes the powers, designation, preferences and relative participating, optional and other rights of such series of Series C 10% Convertible Preferred Shares, and the qualifications, limitations and restrictions thereof, in addition to those set forth in said Article III, as follows:

1.             Designation

(a)           The designation of the series of Series C 10% Convertible Preferred Shares created by this resolution shall be “Series C 10% Convertible Preferred Shares” (hereinafter called the “Series C Preferred”).

(b)           All shares of Series C Preferred shall be identical with each other in all respects.

2.             Liquidation Rights

(a)           General. In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, holders of each share of Series C Preferred shall be entitled to be paid out of the assets or surplus funds of the Corporation legally available for distribution to holders of the Corporation’s capital stock of all classes (whether such assets are capital, surplus, or earnings) and subject to the liquidating preference of the holders of any other series of Preferred Shares which may be senior in right of preference to the Series C Preferred and before any sums shall be paid or any assets or surplus funds distributed among the holders of Common Stock, an amount equal to $30.00 per share (as adjusted for any stock dividend, combination or splits with respect to such shares) of Series C Preferred (the “Stated Value”).

(b)           Distributions Other than Cash.  Whenever the distribution provided for in this Section 2 shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation. In each such case, the holders of the Series C Preferred shall be entitled to a proportionate share of any such distribution.

If the assets of the Corporation shall be insufficient to permit the payment in full to holders of the Series C Preferred of the preferential amount set forth in this Section 2, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series C Preferred in accordance with the aggregate liquidation preference of the shares of Series C Preferred held by each of them.

Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Corporation, nor the merger or consolidation of the Corporation into or with any other Corporation, or the merger or consolidation of any other Corporation into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this section.

3.             Covenants.  The Corporation is prohibited from taking any actions to amend or repeal any provision of, or add any provision to, the Corporation’s Articles of Incorporation, Bylaws or this Certificate of Designation, if such action would change adversely the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, the Series C Preferred.

4.             Dividends.  The holders of the outstanding Series C Preferred shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation out of funds legally available therefore, cumulative dividends at the annual rate of 10% of the Stated Value per share of the Series C Preferred.  Such dividends shall be payable in cash semi-annually, on July 31 and December 31 (each of such dates being a “Dividend Payment Date”).  In lieu of cash, at the option of the Corporation, the Corporation may deliver to the holders restricted shares of the Corporation’s Common Stock valued at the Fair Market Value thereof.  As used herein Fair Market Value shall mean in the case of stock on a given date, the highest closing bid quotation with respect to a share of such stock (the “Market Price”) during the 10-day period preceding such date on Nasdaq, the NYSE Amex or the Over-the-Counter Bulletin Board, as the case may be, or, if no such quotations are available, the fair market value on such date of a share of such stock as determined by the Board of Directors of the Corporation in good faith.  Such dividends shall accrue on each such share commencing on the date of issue, and shall accrue from day to day, whether or not earned or declared.  Such dividends shall be cumulative so that if such dividends in respect of any previous semi-annual dividend period shall not have been paid on or declared and set apart for all shares of Series C Preferred at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation makes any distribution (as hereinafter defined) to the holders of Common Stock.  Accrued but unpaid dividends shall not bear interest.  “Distribution” in this Section 4 means the transfer of cash or property without consideration, whether by way of  dividend or otherwise (except a dividend in shares of the Corporation) or the purchase or redemption of shares of the Corporation for cash or property (except for an exchange of shares of the Corporation or shares acquired by the Corporation from employees pursuant to the terms of any employee incentive plan, agreement or arrangement) including any such transfer, purchase or redemption by a subsidiary of the Corporation.  The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the day cash or property is transferred by the Corporation, whether or not pursuant to a contract of an earlier date; provided that where a negotiable debt security is issued in exchange for shares the time of the distribution is the date when the Corporation acquires the shares in such exchange.  The Board of Directors may fix a record date for the determination of holders of Series C Preferred entitled to receive payment of a dividend declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment there.

5.             Voting Rights.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter.  Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series C Preferred Stock shall vote together with the holders of Common Stock, as a single class.

6.             Conversion

(a)           Right to Convert.  Each share of Series C Preferred shall be convertible, at the option of the holder thereof, at any time, at the office of the Corporation or any transfer agent for such stock, into the number of shares of Common Stock equal to $30.00 divided by the conversion rate.  The conversion rate in effect at any time herein is hereinafter referred to as the “Conversion Rate.”  The initial Conversion Rate in effect for each share of Series C Preferred shall be $1.50, subject to the terms and conditions hereinafter set forth.

(b)           Mandatory Conversion.  Notwithstanding anything set forth in Section 6(a) above, at the election of the Corporation, each share of Series C Preferred shall automatically convert (the “Mandatory Conversion”) into such number of shares of Common Stock equal to the then Conversion Rate, subject to the terms and conditions hereinafter set forth, provided that (i) the Market Price of the Common Stock is at least $5.00 per share for any trading day (subject to adjustments for the events set forth in Section 6(d) below), and (ii) the average daily trading volume over a 10-trading-day period prior to the date of determination is at least 200,000 shares.  The Corporation shall send written notice of the Mandatory Conversion to holders of the Series C Preferred Stock.

(c)           Mechanics of Conversion.  The holders of Series C Preferred may surrender their respective certificate or certificates for their Series C Preferred, duly endorsed, at the office of the Corporation and, as soon as practicable thereafter, they shall be entitled to receive from the Corporation a certificate or certificates for the respective number of shares of Common Stock to which they each shall be entitled; provided, however, that in the event of a Mandatory Conversion pursuant to Section 6(b) hereof, the outstanding shares of Series C Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Mandatory Conversion unless and until the certificates evidencing such shares of Series C Preferred are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(d)           Conversion Price Adjustments.  The Conversion Price shall be subject to adjustment from time to time upon the occurrence of certain events as follows:

                                   (i)         Adjustments to Conversion Rate for Combinations or Subdivisions of Common Stock.  In the event that this Corporation at any time or from time to time after the original issue date of the Series C Preferred Stock shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Rate in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

                                   (ii)         Adjustment for Reclassification and Reorganization.  If the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or a merger or other reorganization referred to in Section 6(d)(i) above, the Conversion Rate then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series C Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series C Preferred Stock immediately before that change.

                                   (iii)         Stock Dividends, Subdivisions, Reclassifications or Combinations.  If the Corporation shall (i) declare a dividend or make a distribution in shares of its Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date of such dividend or distribution on the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any shares of Series C Preferred surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock which he or she would have owned or been entitled to receive had such Series C Preferred been converted immediately prior to such date.  Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur.

(e)           Certificates as to Adjustments.  Upon the occurrence of each adjustment or readjustment of any Conversion Rate pursuant to Section 6(d), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series C Preferred a certificate executed by the Corporation’s President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Series C Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments, (B) the Conversion Rate for the Series C Preferred at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series C Preferred.

7.           Reservation of Stock Issuable Upon Conversion.  This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series C Preferred such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series C Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred, in addition to such other remedies as shall be available to the holder of such Series C Preferred, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

IN WITNESS WHEREOF, Stratus Media Group, Inc. has caused this Certificate to be signed by its President and Chief Executive Officer, and attested by its Chief Financial Officer and Corporate Secretary, this 20th day of April, 2010.

STRATUS MEDIA GROUP, INC.
a Nevada corporation

By: __________________________________
Paul H. Feller
President and Chief Executive Officer

ATTEST:

By: _____________________________
John F. Moynahan
Chief Financial Officer and Corporate Secretary